Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 29 DATED MAY 5, 2022
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated August 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

Rock Ridge Controlled Subsidiary - Pensacola, FL

Emerald Lakes Controlled Subsidiary - Ocean Springs, MS

Hickory Street Controlled Subsidiary - Foley, AL

On June 10, 2021, we acquired ownership of a “majority-owned subsidiary” FR Rock Ridge, LLC (the “Rock Ridge Controlled Subsidiary”) for an initial purchase price of approximately $2,317,000, which is the initial stated value of our equity interest in a new investment round in the Rock Ridge Controlled Subsidiary (the “Rock Ridge Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Rock Ridge Controlled Subsidiary, for an initial purchase price of approximately $20,856,000 (the “Rock Ridge Interval Fund Investment” and, together with the Rock Ridge Growth eREIT VII Investment, the “Rock Ridge Investment”). The Rock Ridge Controlled Subsidiary used the proceeds of the Rock Ridge Investment to acquire sixty-nine (69) single family homes, generally located at 9907 Cali Lane, Pensacola, Florida (the “Rock Ridge Property”). Details of this acquisition can be found here.

On October 28, 2021, we acquired ownership of a “majority-owned subsidiary,” FR Emerald Lakes, LLC (the “Emerald Lakes Controlled Subsidiary”), for a purchase price of approximately $1,982,000, which is the initial stated value of our equity interest in a new investment round in the Emerald Lakes Controlled Subsidiary (the “Emerald Lakes Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Emerald Lakes Controlled Subsidiary, for a purchase price of approximately $17,839,000 (the “Emerald Lakes Interval Fund Investment” and, together with the Emerald Lakes Growth eREIT VII Investment, the “Emerald Lakes Investment”). The Emerald Lakes Controlled Subsidiary used the proceeds of the Emerald Lakes Investment to acquire one hundred and six (106) detached single family homes, generally located off of Emerald Lakes Drive in Ocean Springs, MS (the “Emerald Lakes Property”).

On October 28, 2021, we acquired ownership of a “majority-owned subsidiary,” FR Hickory Street, LLC (the “Hickory Street Controlled Subsidiary”), for a purchase price of approximately $2,168,000, which is the initial stated value of our equity interest in a new investment round in the Hickory Street Controlled Subsidiary (the “Hickory Street Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Hickory Street Controlled Subsidiary, for a purchase price of approximately $19,515,000 (the “Hickory Street Interval Fund Investment” and, together with the Hickory Street Growth eREIT VII Investment, the “Hickory Street Investment”). The Hickory Street Controlled Subsidiary used the proceeds of the Hickory Street Investment to acquire one hundred and twenty (120) detached single family homes, generally located off of Shagbark Road in Foley, AL (the “Hickory Street Property”).

Details of the Emerald Lakes Investment and Hickory Street Investment acquisitions can be found here.

On April 29, 2022, we refinanced the Rock Ridge Property, Emerald Lakes Property, and Hickory Street Property via a secured credit facility from Truist Bank with a maximum principal balance of $60,000,000 (the “Gulf Coast Credit Facility”). The Gulf Coast Credit Facility has a 24-month initial term with one 6-month extension option and bears interest at a rate of SOFR + 1.35% per annum.

The Credit Agreement contains events of default, relating to customary matters including, among other things and subject to certain notice requirements and grace periods, payment defaults, covenant defaults, bankruptcy events, judgment defaults and change of control events.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.